UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NCI Building Systems, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
628852105
(CUSIP Number)
Clayton, Dubilier & Rice Fund VIII, L.P.
c/o Clayton, Dubilier & Rice, Inc.
Attention: Theresa A. Gore
375 Park Ave, New York NY 10152
(212) 407-5227

Copy to:

Steven J. Slutzky
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909.6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 20, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	628852105

1.	NAMES OF REPORTING PERSONS Clayton, Dubilier & Rice Fund VIII, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		195,835,426 (see Item 5)(1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

7,187,582 (see Item 5)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

195,835,426 (see Item 5)(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.3%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1) Clayton, Dubilier & Rice Fund VIII, L.P. (“Fund VIII”) holds 249,651 shares of a class of convertible preferred stock, par value $1.00 per share, of NCI Building Systems, Inc., a Delaware corporation (the “Company” or the “Issuer”) designated the Series B Cumulative Convertible Participating Preferred Stock (the “Preferred Stock,” and shares thereof, the “Preferred Shares”). Each Preferred Share is entitled to vote with holders of shares of common stock, par value $0.01 per share (“Common Stock”) of the Issuer on an as-converted basis (without taking into account any limitations on convertibility that may then be applicable). Fund VIII’s voting percentage is 68.3%, calculated using a fraction, the numerator of which is 195,835,426 (representing 249,651 Preferred Shares held by Fund VIII, voted on an as-converted basis), and the denominator of which is 286,665,234 (calculated by adding the current number of outstanding shares of Common Stock, which is 90,556,040, plus the total number of Preferred Shares outstanding, voted on an as-converted basis, which is 196,109,194).
(2) Represents the number of available, unreserved and unissued shares of Common Stock into which the 249,651 Preferred Shares held by Fund VIII could be converted within 60 days of the date hereof. 249,651 Preferred Shares were issued to Fund VIII in a private offering (the “Investment”) pursuant to an Investment Agreement, dated August 14, 2009, as amended, which closed on October 20, 2009.
Assuming the authorization of additional shares of Common Stock by the affirmative vote of the shareholders of the Issuer at a meeting duly called by the Issuer, the 249,651 shares of Preferred Stock held by Fund VIII will be convertible into 195,835,426 shares of Common Stock based on the initial conversion price of $1.2748. The Issuer is required to seek stockholder approval to increase the number of authorized shares of Common Stock as described in Item 4(h) of this Schedule 13D.
(3) This percentage is calculated using a fraction, the numerator of which is 195,835,426 (representing 249,651 shares of Preferred Stock held by Fund VIII, voted on an as-converted basis), and the denominator of which is 286,665,234 (calculated by adding the current number of outstanding shares of Common Stock, which is 90,556,040, plus the total number of shares of Preferred Stock outstanding, voted on an as-converted basis, which is 196,109,194).

CUSIP No.	628852105

1.	NAMES OF REPORTING PERSONS CD&R Friends & Family Fund VIII, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		273,768 (see Item 5)(1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

273,768 (see Item 5)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

273,768 (see Item 5)(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.10%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1) CD&R Friends & Family Fund VIII, L.P. (“FF Fund VIII”) holds 349 shares of Preferred Stock. Each Preferred Share is entitled to vote with holders of shares of Common Stock on an as-converted basis (without taking into account any limitations on convertibility that may then be applicable). FF Fund VIII’s voting percentage is 0.10%, calculated using a fraction, the numerator of which is 273,768 (representing 349 shares of Preferred Shares held by FF Fund VIII, voted on an as-converted basis), and the denominator of which is 286,665,234 (calculated by adding the current number of outstanding shares of Common Stock, which is 90,556,040, plus the total number of Preferred Shares outstanding, voted on an as-converted basis, which is 196,109,194).
(2) Represents the number of available, unreserved and unissued shares of Common Stock into which the 349 Preferred Shares held by FF Fund VIII could be converted within 60 days of the date hereof.
(3) This percentage is calculated using a fraction, the numerator of which is 273,768 (representing 349 shares of Preferred Stock held by FF Fund VIII, voted on an as-converted basis), and the denominator of which is 286,665,234 (calculated by adding the current number of outstanding shares of Common Stock, which is 90,556,040, plus the total number of shares of Preferred Stock outstanding, voted on an as-converted basis, which is 196,109,194).

CUSIP No.	628852105

1.	NAMES OF REPORTING PERSONS CD&R Associates VIII, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		196,109,194 (see Item 5)(1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

7,187,582 (see Item 5)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,109,194 (see Item 5)(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.4%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1) CD&R Associates VIII, Ltd. may be deemed to beneficially own Common Shares of the Issuer because it is the general partner of Fund VIII and FF Fund VIII (the “CD&R Funds”). The CD&R Funds hold 250,000 shares of Preferred Stock. Each Preferred Share is entitled to vote with holders of shares of Common Stock on an as-converted basis (without taking into account any limitations on convertibility that may then be applicable). The CD&R Funds’ voting percentage is 68.4%, calculated using a fraction, the numerator of which is 196,109,194 (representing 250,000 Preferred Shares held by the CD&R Funds, voted on an as-converted basis), and the denominator of which is 286,665,234 (calculated by adding the current number of outstanding shares of Common Stock, which is 90,556,040, plus the total number of Preferred Shares outstanding, voted on an as-converted basis, which is 196,109,194).
(2) Represents the number of available, unreserved and unissued shares of Common Stock of the Issuer into which the 250,000 Preferred Shares issued to the CD&R Funds in the Investment could be converted within 60 days of the date hereof. Assuming the authorization of additional shares of Common Stock by the affirmative vote of the shareholders of the Issuer at a meeting duly called by the Issuer, the 250,000 shares of Preferred Stock held by the CD&R Funds will be convertible into 196,109,194 shares of Common Stock based on the initial conversion price of $1.2748. The Issuer is required to seek stockholder approval to increase the number of authorized shares of Common Stock as described in Item 4(h) of this Schedule 13D.
(3) This percentage is calculated using a fraction, the numerator of which is 196,109,194 (representing 250,000 shares of Preferred Stock held by the CD&R Funds, voted on an as-converted basis), and the denominator of which is 286,665,234 (calculated by adding the current number of outstanding shares of Common Stock, which is 90,556,040, plus the total number of shares of Preferred Stock outstanding, voted on an as-converted basis, which is 196,109,194).

CUSIP No.	628852105

1.	NAMES OF REPORTING PERSONS CD&R Associates VIII, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		196,109,194 (see Item 5)(1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

7,187,582 (see Item 5)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,109,194 (see Item 5)(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.4%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1) CD&R Associates VIII, L.P. may be deemed to beneficially own Common Shares of the Issuer because it is the sole shareholder of CD&R Associates VIII, Ltd., the general partner of the CD&R Funds. The CD&R Funds hold 250,000 shares of Preferred Stock. Each Preferred Share is entitled to vote with holders of shares of Common Stock on an as-converted basis (without taking into account any limitations on convertibility that may then be applicable). The CD&R Funds’ voting percentage is 68.4%, calculated using a fraction, the numerator of which is 196,109,194 (representing 250,000 Preferred Shares held by the CD&R Funds, voted on an as-converted basis), and the denominator of which is 286,665,234 (calculated by adding the current number of outstanding shares of Common Stock, which is 90,556,040, plus the total number of Preferred Shares outstanding, voted on an as-converted basis, which is 196,109,194).
(2) Represents the number of available, unreserved and unissued shares of Common Stock of the Issuer into which the 250,000 Preferred Shares issued to the CD&R Funds in the Investment could be converted within 60 days of the date hereof. Assuming the authorization of additional shares of Common Stock by the affirmative vote of the shareholders of the Issuer at a meeting duly called by the Issuer, the 250,000 shares of Preferred Stock held by the CD&R Funds will be convertible into 196,109,194 shares of Common Stock based on the initial conversion price of $1.2748. The Issuer is required to seek stockholder approval to increase the number of authorized shares of Common Stock as described in Item 4(h) of this Schedule 13D.
(3) This percentage is calculated using a fraction, the numerator of which is 196,109,194 (representing 250,000 shares of Preferred Stock held by the CD&R Funds, voted on an as-converted basis), and the denominator of which is 286,665,234 (calculated by adding the current number of outstanding shares of Common Stock, which is 90,556,040, plus the total number of shares of Preferred Stock outstanding, voted on an as-converted basis, which is 196,109,194).

CUSIP No.	628852105

1.	NAMES OF REPORTING PERSONS CD&R Investment Associates VIII, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		196,109,194 (see Item 5)(1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

7,187,582 (see Item 5)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,109,194 (see Item 5)(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.4%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1) CD&R Investment Associates VIII, Ltd may be deemed to beneficially own Common Shares of the Issuer because it is the general partner of CD&R Associates VIII, L.P., which is the sole shareholder of CD&R Associates VIII, Ltd., the general partner of the CD&R Funds. The CD&R Funds hold 250,000 shares of Preferred Stock. Each Preferred Share is entitled to vote with holders of shares of Common Stock on an as-converted basis (without taking in to account any limitations on convertibility that may then be applicable). The CD&R Funds’ voting percentage is 68.4%, calculated using a fraction, the numerator of which is 196,109,194 (representing 250,000 Preferred Shares held by the CD&R Funds, voted on an as-converted basis), and the denominator of which is 286,665,234 (calculated by adding the current number of outstanding shares of Common Stock, which is 90,556,040, plus the total number of Preferred Shares outstanding, voted on an as-converted basis, which is 196,109,194).
(2) Represents the number of available, unreserved and unissued shares of Common Stock of the Issuer into which the 250,000 Preferred Shares issued to the CD&R Funds in the Investment could be converted within 60 days of the date hereof. Assuming the authorization of additional shares of Common Stock by the affirmative vote of the shareholders of the Issuer at a meeting duly called by the Issuer, the 250,000 shares of Preferred Stock held by the CD&R Funds will be convertible into 196,109,194 shares of Common Stock based on the initial conversion price of $1.2748. The Issuer is required to seek stockholder approval to increase the number of authorized shares of Common Stock as described in Item 4(h) of this Schedule 13D.
(3) This percentage is calculated using a fraction, the numerator of which is 196,109,194 (representing 250,000 shares of Preferred Stock held by the CD&R Funds, voted on an as-converted basis), and the denominator of which is 286,665,234 (calculated by adding the current number of outstanding shares of Common Stock, which is 90,556,040, plus the total number of shares of Preferred Stock outstanding, voted on an as-converted basis, which is 196,109,194).

Item 1. Security and Issuer
     This Statement on Schedule 13D (“Schedule 13D”) is being filed on behalf of the Reporting Persons (as defined in Item 2(a) below) with respect to the shares of common stock (“Common Stock,” and shares thereof, the “Common Shares”), par value $0.01 per share, of NCI Building Systems, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 10943 North Sam Houston Parkway West, Houston, Texas 77064.
     The Reporting Persons currently hold shares of a class of convertible preferred stock, par value $1.00 per share, of the Company, designated the Series B Cumulative Convertible Participating Preferred Stock (the “Preferred Stock,” and shares thereof, the “Preferred Shares”). Each share of Preferred Stock is convertible at any time into a number of shares of Common Stock, with the precise number determined by a formula in the Certificate of Designations, Preferences, Limitations and Rights of Series B Cumulative Convertible Participating Preferred Stock of the Company, incorporated by reference to Exhibit 10 hereto. Furthermore, the Reporting Persons are entitled to the number of votes equal to the number of shares of Common Stock into which the Preferred Stock held by the Reporting Persons can be converted, without regard to any limitations on convertibility due to the number of authorized shares of Common Stock available for issuance that may then be applicable. Consequently, the Reporting Persons may be deemed to beneficially own the shares of Common Stock into which the shares of Preferred Stock held by the Reporting Persons are convertible, without regard to the number of authorized shares of Common Stock available for issuance.
Item 2. Identity and Background
     (a)
     This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”): (i) Clayton Dubilier & Rice Fund VIII, L.P., a Cayman Islands exempted limited partnership (“Fund VIII”), (ii) CD&R Friends & Family Fund VIII, L.P., a Cayman Islands exempted limited partnership (“FF Fund VIII” and together with Fund VIII, the “CD&R Funds”), (iii) CD&R Associates VIII, Ltd., a Cayman Islands exempted company, (iv) CD&R Associates VIII, L.P., a Cayman Islands exempted limited partnership, and (v) CD&R Investment Associates VIII, Ltd., a Cayman Islands exempted company. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

     (b)
     The address for each of the CD&R Funds, CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P., and CD&R Investment Associates VIII, Ltd. is c/o M&C Corporate Services Limited, PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands, British West Indies.
     To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A and incorporated herein by this reference.
     (c)
     The CD&R Funds are private investment funds.
     The CD&R Funds’ general partner is CD&R Associates VIII, Ltd.
     CD&R Associates VIII, Ltd.’s sole shareholder is CD&R Associates VIII, L.P.
     CD&R Associates VIII, L.P.’s general partner is CD&R Investment Associates VIII, Ltd.
     (d) and (e)
     During the past five years, none of the Reporting Persons (or to the knowledge of the Reporting Persons, any of the persons listed in Schedule A hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)
     The CD&R Funds, CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P., and CD&R Investment Associates VIII, Ltd. are organized under the laws of the Cayman Islands.

Item 3. Source and Amount of Funds or Other Consideration.
     The aggregate purchase price for each of the 249,651 shares of Preferred Stock and 349 shares of Preferred Stock acquired by Fund VIII and FF Fund VIII, respectively, was $249,651,000 and $349,000, respectively.
     Fund VIII and FF Fund VIII obtained funds from capital contributions of their respective partners.
Item 4. Purposes of the Transaction.
     The CD&R Funds acquired the Preferred Stock for general investment purposes. The CD&R Funds may seek to sell the Preferred Stock or the Common Stock into which such Preferred Stock is convertible in the ordinary course of business.
     (a)
     See each footnote (2) to the cover pages of this Schedule 13D for a description of the Reporting Persons’ ability to acquire Common Stock through the conversion of the Preferred Stock.
     (b)
     The CD&R Funds acquired the Preferred Stock pursuant to the Investment Agreement. Pursuant to the Investment Agreement, on October 20, 2009 (the “Closing Date”), the Company issued and sold to the CD&R Funds, and the CD&R Funds purchased from the Company, an aggregate of 250,000 Preferred Shares, representing approximately 68.4% of the voting power and Common Stock of the Company on an as-converted basis (such purchase and sale, the “Equity Investment”). In connection with the closing of the Equity Investment, the Company, among other things:
•	consummated its exchange offer to acquire all of the Company’s existing 2.125% convertible notes due 2024 in exchange for a combination of cash and shares of Common Stock;

•	refinanced the Company’s Credit Agreement, dated June 18, 2004, with Wachovia Bank, National Association, and the lenders party thereto, which included the partial prepayment of approximately $143 million in principal amount of the existing $293 million in principal amount of outstanding term loans thereunder and a modification of the terms and an amendment and extension of the maturity of the remaining $150 million outstanding balance of the term loans; and

•	entered into a new $125 million asset-based revolving credit facility.

     (c)
     Not applicable.
     (d)
     Pursuant to the Investment Agreement (as defined in Item 5(c) below), the Company caused all directors serving on its board of directors (the “Board”) immediately prior to the closing of the Investment on October 20, 2009 (other than the Company’s Chief Executive Officer and two other directors) to resign from its Board, effective as of October 20, 2009, and to cause three of the vacancies on the Company’s Board to be filled by persons nominated or designated by the CD&R Funds.
     Pursuant to the Stockholders Agreement between the Issuer and the CD&R Funds, dated as of October 20, 2009 (the “Stockholders Agreement”), the CD&R Funds have the right to designate a number of directors to the Board that is proportional to the CD&R Funds’ voting power. On or after the eleventh day following the filing of and mailing to shareholders of the Company an information statement on Schedule 14F-1 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder, the Company will cause two vacancies on the Board to be filled by persons nominated or designated by the CD&R Funds. The Stockholders Agreement is further described under Item 6 below.
     (e)
     The Certificate of Designations provides that holders of Preferred Stock will participate equally and ratably with the holders of Common Stock in all cash dividends paid on the shares of the Common Stock on an as-converted basis, without regard to any limitations on convertibility due to the number of authorized shares of Common Stock available for issuance that may then be applicable. In addition to such dividends, the Preferred Stock will accrue dividends at a rate per annum of 12.00% if paid in kind or at a rate per annum of 8.00% if paid in cash, which would be reduced to a rate per annum of 0.00% if, at any time after the 30-month anniversary of the Closing Date, the volume weighted average trading price per share of Common Stock equals or exceeds two times a specified target price (which is equal to $1.2748 at the Closing Date, but is subject to customary adjustments thereafter) for each trading day during any period of 20 consecutive trading days. Upon the occurrence of a default under the terms of the Preferred Stock, the applicable dividend rate will increase by (i) 6.00% per annum, if the default is the result of a failure by the Issuer after June 30, 2011 to reserve and keep available for issuance a number of shares of Common Stock equal to 110% of the number of shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock, or (ii) 3.00% per annum for any other default. If dividends on the Preferred Stock are paid in kind, they will dilute the ownership interest of the Issuer’s stockholders. The decision to pay dividends in kind or in cash may be made only by directors who are independent from the CD&R Funds.
     Shares of Common Stock will rank junior as to dividend rights, redemption payments and rights (including as to distribution of assets) in any liquidation, dissolution, or winding-up of the affairs of the Company and otherwise to the shares of Preferred Stock.
     (f)
     Not applicable.
     (g)
     Not applicable.
     (h)
     Pursuant to the Stockholders Agreement, the Company has agreed to use its best efforts and take all corporate actions necessary to obtain stockholder approval of certain amendments to its certificate of incorporation, including the following:
•	an increase in number of authorized shares of Common Stock;

•	an amendment that enables holders of a majority of the capital stock of the Company entitled to vote generally in the election of directors to vote on proposals affecting the number of authorized shares of any class or classes of stock;
     In the event that stockholder approval of these amendments is not obtained by the date that is 18 months following the Closing Date, or at any time thereafter the number of shares of authorized but unissued and unreserved shares of Common Stock is less than 110% of the number of shares of common stock required to permit the conversion of all then-outstanding shares of Preferred Stock into shares of Common Stock in accordance with the applicable terms of conversion as set forth in the Certificate of Designations, the Issuer has agreed to take all actions permitted by law and consented to by the CD&R Funds (if such consent is required under the terms of the Stockholders Agreement), to increase the number of shares of authorized but unissued and unreserved shares of Common Stock, including, without limitation, at the option of the CD&R Funds (in their sole discretion), taking actions to effect a reclassification or to create a new class of capital stock generally identical to the common stock.
     (i)
     Not applicable.
     (j)
     Not applicable.

     Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.
     In particular, each Reporting Person may, subject to the limitations set forth in the Stockholders Agreement, at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer; dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Pursuant to the Stockholders Agreement, the Reporting Persons directly holding shares of Preferred Stock or Common Stock are entitled to designate, nominees to the Board of the Issuer, which will afford access to, and participation in, deliberations of the Board regarding the business, operations, board composition, management, strategy and future plans of the Issuer.
     As a result of these activities, and subject to the limitations set forth in the Stockholders Agreement , one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of Shares by members of management, issuance of options to management, or their employment by the Issuer.
     To the knowledge of each Reporting Person, each of the persons listed on Schedule A hereto may make the same evaluation and reserve the same rights.
     Except as described in Item 6 of this Schedule 13D which is incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

Item 5. Interest in the Securities of the Issuer
     (a)
     (i) Fund VIII is the beneficial owner of 195,835,426 shares of Common Stock, which it has the right to vote with holders of Common Stock on an as-converted basis pursuant to the Certificate of Designations, without taking into account any limitations on convertibility due to the number of authorized shares available for issuance that may then be applicable. At the initial conversion price of $1.2748, Fund VIII’s voting interest is approximately 68.3% of the voting power of the Company.
     (ii) FF Fund VIII is the beneficial owner of 273,768 shares of Common Stock, which it has the right to vote with holders of Common Stock on an as-converted basis pursuant to the Certificate of Designations, without taking into account any limitations on convertibility due to the number of authorized shares available for issuance that may then be applicable. At the initial conversion price of $1.2748, FF Fund VIII’s voting interest is approximately 0.1% of the voting power of the Company.
     (iii) CD&R Associates VIII, Ltd., as the general partner of Fund VIII and FF Fund VIII, may be deemed to beneficially own the shares of Common Stock and Preferred Stock in which the CD&R Funds have beneficial ownership.
     (iv) CD&R Associates VIII, L.P., as the sole stockholder of CD&R Associates VIII, Ltd., may be deemed to beneficially own the shares of Common Stock and Preferred Stock in which the CD&R Funds have beneficial ownership.
     (v) CD&R Investment Associates VIII, Ltd., as the general partner of CD&R Associates VIII, L.P., may be deemed to beneficially own the shares of Common Stock and Preferred Stock in which the CD&R Funds have beneficial ownership.
     CD&R Investment Associates VIII, Ltd. is managed by a three person board of directors, and all board action relating to the voting or disposition of these the shares of Common Stock and Preferred Stock requires approval of a majority of the board. Joseph L. Rice, III, Donald J. Gogel and Kevin J. Conway, as the directors of CD&R Investment Associates VIII, Ltd. may be deemed to share beneficial ownership of the shares of Common Stock and Preferred Stock shown as beneficially owned by the CD&R Funds. Such persons disclaim such beneficial ownership.
     (v) Each of CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd. disclaims beneficial ownership of the shares of Common Stock and Preferred Stock in which the CD&R Funds have beneficial ownership.

     (vi) Except as described in sections (a)(i)-(v) of this Item 5, no person listed in Item 2 of this Schedule 13D is the beneficial owner of the shares of Common Stock nor Preferred Stock in which the CD&R Funds have beneficial ownership.
     (b)
     In addition to the description set forth above in this Item 5(a), see the cover pages of this Schedule 13D for indications of the respective voting powers and disposition powers of the Reporting Persons.
     (c)
     On August 14, 2009, the Company, entered into an Investment Agreement, dated as of August 14, 2009, by and between the Company and Fund VIII (as amended by the Amendment to the Investment Agreement, dated as of August 28, 2009, by Amendment No. 2 to the Investment Agreement, dated as of August 31, 2009, by Amendment No. 3 to the Investment Agreement, dated as of October 8, 2009, and by Amendment No. 4 to the Investment Agreement, dated as of October 16, 2009, the “Investment Agreement”), pursuant to which the Company agreed to issue and sell to Fund VIII and Fund VIII agreed to purchase from the Company for an aggregate purchase price of $250 million, 250,000 shares of Preferred Stock of the Company. On October 20, 2009, FF Fund VIII and Fund VIII entered into an Assignment Agreement (the “Assignment Agreement”), whereby Fund VIII assigned to FF Fund VIII its right to purchase 349 shares of Preferred Stock from the Company. FF Fund VIII entered into a Joinder to Investment Agreement between FF Fund VIII and the Company and acknowledged by Fund VIII, dated as of October 20, 2009 (the “Joinder”) pursuant to which FF Fund VIII agreed to purchase 349 shares of the 250,000 Preferred Shares of the Company, for an aggregate purchase price of $349,000. Pursuant to the Investment Agreement, on the Closing Date, of the Equity Investment the Company issued and sold 249,651 shares to Fund VIII and 349 shares of Preferred Stock to FF Fund VIII for $249,651,000 and $349,000 respectively.
     The description of the Investment Agreement is qualified in its entirety by reference to the full text of the Investment Agreement and amendments thereto, which are incorporated by reference to Exhibits 5, 6, 7, 8 and 9 hereto. The description of the Joinder is qualified in its entirety by the terms of the Joinder, which is attached hereto as Exhibit 2. The description of the Assignment Agreement is qualified in its entirety by the terms of the Assignment Agreement, which is attached hereto as Exhibit 3.
     (d)
     Not applicable.

     (e)
     Not applicable.
Item 6. Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.
     Fund VIII entered into the Investment Agreement with the Company, Fund VIII and FF Fund VIII entered into the Assignment Agreement and FF Fund VIII entered into the Joinder Agreement with the Company. See Item 5.
     In connection and concurrently with the closing of the Equity Investment, on the Closing Date, the Company entered into the following agreements:
•	a Stockholders Agreement, setting forth certain terms and conditions regarding the Equity Investment and the ownership of the Preferred Shares, including certain restrictions on the transfer of the Preferred Shares and the Common Shares issuable upon conversion thereof and on certain actions of the CD&R Funds and their controlled affiliates with respect to the Company, and to provide for, among other things, preemptive rights, corporate governance rights and consent rights and other obligations and rights;

•	a Registration Rights Agreement, dated as of the Closing Date (the “Registration Rights Agreement”), by and between the Company and the CD&R Funds, pursuant to which the Company granted to the CD&R Funds and any other stockholder of the Company that may become a party to the Registration Rights Agreement in accordance with its terms certain customary registration rights with respect to the Common Shares issuable upon conversion of the Preferred Shares; and

•	an Indemnification Agreement, dated as of the Closing Date (the “Indemnification Agreement”), by and between the Company, NCI Group, Inc., a wholly owned subsidiary of the Company, Robertson-Ceco II Corporation, a wholly owned subsidiary of the Company, the CD&R Funds and Clayton, Dubilier & Rice, Inc., the manager of the CD&R Funds (“CD&R, Inc.”), pursuant to which the Company, NCI Group, Inc. and Robertson-Ceco II Corporation agreed to indemnify CD&R, Inc., the CD&R Funds and their general partners, the special limited partner of Fund VIII and any other investment vehicle that is a stockholder of the Company and is managed by CD&R, Inc. or CD&R, Inc.’s affiliates, their respective affiliates and successors and assigns and the respective directors, officers, partners, members, employees, agents, representatives and controlling persons of each of them, or of their respective partners, members and controlling persons, against certain liabilities arising out of the Equity Investment, certain concurrent transactions and certain other liabilities and claims.
     The descriptions of the Stockholders Agreement, the Registration Rights Agreement and the Indemnification Agreement are summaries only and are qualified in their entirety by reference to the full text of such agreements, which are incorporated by reference to Exhibits 4, 13 and 14 hereto.
Item 7. Material to be filed as exhibits.

Exhibit
Number	Description of Exhibit
1.	Joint Filing Agreement, dated as of October 30, 2009, by and between Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd.
2.	Joinder Agreement, dated as of October 20, 2009, between CD&R Friends & Family Fund VIII, L.P. and NCI Building Systems, Inc.
3.	Assignment Agreement, dated as of October 20, 2009, between Clayton, Dubilier & Rice Fund VIII, L.P. and CD&R Friends & Family Fund VIII, L.P.
4.	Stockholders Agreement, dated as of October 20, 2009, by and between NCI Building Systems, Inc., Clayton, Dubilier & Rice Fund VIII, L.P. and CD&R Friends & Family Fund VIII, L.P.
5.	Investment Agreement, dated as of August 14, 2009, by and between NCI Building Systems, Inc. and Clayton, Dubilier & Rice Fund VIII, L.P.
6.	Amendment to Investment Agreement, dated as of August 28, 2009, by and between NCI Building Systems, Inc. and Clayton, Dubilier & Rice Fund VIII, L.P.
7.	Amendment No. 2 to Investment Agreement, dated as of August 31, 2009, by and between NCI Building Systems, Inc. and Clayton, Dubilier & Rice Fund VIII, L.P.
8.	Amendment No. 3 to Investment Agreement, dated as of October 8, 2009, by and between NCI Building Systems, Inc. and Clayton, Dubilier & Rice Fund VIII, L.P.
9.	Amendment No. 4 to Investment Agreement, dated as of October 16, 2009, by and between NCI Building Systems, Inc. and Clayton, Dubilier & Rice Fund VIII, L.P.
10.	Certificate of Designations, Preferences, Limitations and Rights of Series B Cumulative Convertible Participating Preferred Stock of NCI Building Systems, Inc.

Exhibit
Number	Description of Exhibit
11.	Certificate of Elimination of the Series A Junior Participating Preferred Stock of NCI Building Systems, Inc.
12.	Certificate of Increase of Number of Shares of Series B Cumulative Convertible Participating Preferred Stock of NCI Building Systems, Inc.
13.	Registration Rights Agreement, dated as of October 20, 2009, by and between NCI Building Systems, Inc., Clayton, Dubilier & Rice Fund VIII, L.P. and CD&R Friends & Family Fund VIII, L.P.
14.	Indemnification Agreement, dated as of October 20, 2009, by and between NCI Building Systems, Inc., NCI Group, Inc., Robertson-Ceco II Corporation, Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P. and Clayton, Dubilier & Rice, Inc.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 30, 2009

CLAYTON, DUBILIER & RICE FUND VIII, L.P.
By:	CD&R Associates VIII, Ltd.,
its general partner

/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R FRIENDS & FAMILY FUND VIII, L.P.
By:	CD&R Associates VIII, Ltd.,
its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, LTD.
By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, L.P.
By:	CD&R Investment Associates VIII,
Ltd., its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VIII, LTD.
By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

Schedule A
The business address for each of the persons listed below is c/o Clayton, Dubilier & Rice, Inc., 375 Park Avenue, 18th Floor, New York, New York, 10152, and the business telephone of each such person is 212-407-5200.

Name	Title/Principal Occupation or Employment	Citizenship
Joseph L. Rice III	Mr. Rice is a director and officer of CD&R Associates VIII, Ltd., and CD&R Investment Associates VIII, Ltd. Mr. Rice is a principal of Clayton, Dubilier & Rice, Inc.	United States of America
Donald J. Gogel	Mr. Gogel is a director and officer of CD&R Associates VIII, Ltd., and CD&R Investment Associates VIII, Ltd. Mr. Gogel is a principal of Clayton, Dubilier & Rice, Inc.	United States of America
Kevin J. Conway	Mr. Conway is a director and officer of CD&R Associates VIII, Ltd., and CD&R Investment Associates VIII, Ltd. Mr. Conway is a principal of Clayton, Dubilier & Rice, Inc.	United States of America
Theresa A. Gore	Ms. Gore is an officer of CD&R Associates VIII, Ltd., and CD&R Investment Associates VIII, Ltd. Ms. Gore is a Principal of Clayton, Dubilier & Rice, Inc.	United States of America